82-3470

03 APR 15 7:21



03050963



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

8th April, 2003

SUPPL

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Compliance with Corporate Governance requirements under Clause 49 of the Listing Agreement

As required under the Listing Agreement, enclosed please find the Compliance Report for the quarter ended 31st March, 2003.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 5/30

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Corporate Governance - for the Quarter ended 31st March, 2003

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/ Remarks)
(1)	(2)	(3)
Board of Directors	49 I A.	Yes
	49 I B.	Yes; the disclosure, if any, will be made in the Annual Report 2003.
Audit Committee	49 II	Yes
Remuneration of Directors	49 III A.	Yes
	49 III B.	Yes; such disclosure will be made in the Annual Report 2003.
Board Procedures	49 IV A.	Yes
	49 IV B.	Yes
Management	49 V A.	Yes; such report will form part of the Annual Report 2003.
	49 V B.	Yes
Shareholders	49 VI A.	Yes; the Annual Report 2003 will include the required information on the Directors of the Company being appointed / re-appointed.
Shareholders/Investors Grievance Committee	49 VI B.	Yes
	49 VI C.	Yes
	49 VI D.	Yes
Report on Corporate Governance	49 VII	Yes; the Annual Report 2003 will include a detailed Report on Corporate Governance.



ITC Limited
37 J. L. Nehru Road, KOLKATA-71

03 APR 15 7:21



ITC Limited
Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889371
Fax: 91 33 2882259/2260/1256

8th April, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock
Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Sub : Distribution of Shareholding as on Quarter ended 31st March, 2003

In terms of the requirement of Clause 35 of the Listing Agreement, enclosed please find the Company's Distribution of Shareholding as on quarter ended 31st March, 2003 in the prescribed format.

Further, as required, the above information is also being posted on the Company's website, *www.itcportal.com,* and on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Distribution of Shareholding as on quarter ended 31st March, 2003

	Category	No. of Shares held	Percentage of shareholding
A.	**Promoter's Holding**		
1.	Promoters - Indian Promoters - Foreign Promoters	 Nil Nil	 Nil Nil
2.	Persons acting in Concert	Nil	Nil
	Sub-Total	**Nil**	**Nil**
B.	**Non-Promoter's Holding**		
3.	**Institutional Investors**		
a.	Mutual Funds and UTI	3,36,57,090	13.60
b.	Banks, Financial Institutions, Insurance Companies (Central / State Gov. Institutions / Non-Government Institutions)	6,13,48,198	24.78
c.	Foreign Institutional Investors	2,38,04,657	9.62
	Sub-Total	**11,88,09,945**	**48.00**
4.	**Others**		
a.	Private Corporate Bodies	20,94,666	0.85
b.	Indian Public	3,46,50,930	14.00
c.	NRIs / OCBs	17,12,896	0.69
d.	Foreign Companies	8,04,35,870	32.50
e.	Foreign Nationals	14,808	0.01
f.	Depository for shares underlying GDRs	96,62,934	3.90
g.	Stock Exchanges	130	0.00
h.	Clearing Member Accounts	1,29,707	0.05
	Sub-Total	**12,87,01,941**	**52.00**
	GRAND TOTAL	**24,75,11,886**	**100.00**

NOTE 1 : Details of shareholders holding more than 1 percent of the shares of the Company is annexed.

NOTE 2 : Total Foreign Shareholding (including underlying shares issued against GDRs)

No. of shares held	Percentage of shareholding
11,56,31,165	46.72 %


ITC Limited
37, J. L. Nehru Road, KOLKATA-71

ITC Limited

LIST OF SHAREHOLDERS HOLDING MORE THAN ONE PERCENT OF SHARES OF THE COMPANY AS ON QUARTER ENDED 31ST MARCH, 2003

SL. NO.	NAME	NO. OF SHARES HELD	PERCENTAGE OF SHAREHOLDING
	INSTITUTIONAL INVESTORS		
	(a) Mutual Funds and UTI		
1	UNIT TRUST OF INDIA	1,99,62,137	8.07
	(b) Banks, Financial Institutions, Insurance Companies (Central/ State Gov. Institutions/ Non-Government Institutions)		
2	LIFE INSURANCE CORPORATION OF INDIA	3,35,32,729	13.54
3	THE NEW INDIA ASSURANCE COMPANY LIMITED	74,46,526	3.01
4	THE ORIENTAL INSURANCE COMPANY LIMITED	60,12,016	2.43
5	GENERAL INSURANCE CORPORATION OF INDIA	57,51,055	2.32
6	NATIONAL INSURANCE COMPANY LIMITED	50,02,494	2.02
7	UNITED INDIA INSURANCE COMPANY LIMITED	28,25,064	1.14
	OTHERS		
	(a) Foreign Companies		
8	TOBACCO MANUFACTURERS INDIA LIMITED	6,61,85,496	26.74
9	MYDDLETON INVESTMENT CO.LTD.	1,08,06,932	4.37
10	ROTHMANS INTERNATIONAL ENTERPRISES LIMITED	34,43,442	1.39
	(b) Depository for shares underlying GDRs		
11	CITIBANK N.A. NEW YORK, NY ADR DEPARTMENT (GDR)	96,62,934	3.90


37 J. L. Nehru Road, KOLKATA-71
ITC Limited